November 21, 2024

Thomas Corbett
Chief Financial Officer
Brookfield Reinsurance Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08 Bermuda

       Re: Brookfield Reinsurance Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-40509
Dear Thomas Corbett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance